EXHIBIT 99.1

BrainsWay Highlights Growing U.S. Payer Support for Nurse Practitioner-Administered Transcranial Magnetic Stimulation (TMS) Therapy

Growing payer acceptance of nurse practitioner administration of Deep TMS is expected to expand access to non‑drug mental health treatments

BURLINGTON, Mass. and JERUSALEM, April 15, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today highlighted the growing trend across the U.S. payer landscape of coverage policies that allow appropriately trained nurse practitioners to administer Transcranial Magnetic Stimulation (TMS) therapy. A growing number of commercial insurers, Medicare Administrative Contractors (MACs), and government payers now permit psychiatric mental health nurse practitioners (PMHNPs) to administer TMS therapy, including Deep TMS™, when practicing in accordance with applicable regulations and state scope‑of‑practice requirements.

Among large U.S. payers, Optum/United Behavioral Health (“Optum Behavioral Health”) updated its TMS clinical policy in late 2025 to explicitly allow PMHNPs to order, supervise, and administer TMS therapy in states that grant them full practice authority, where such services fall within advanced practice registered nurse scope of practice. Previously, this authority had been limited to psychiatrists under the policy. The updated Optum Behavioral Health policy applies to commercial plans covering approximately 34.8 million lives.

In addition to Optum, multiple other U.S. commercial payers, MACs (including First Coast, National Government Services, and Novitas), the U.S. Department of Veterans Affairs, and TRICARE West have all adopted similar coverage approaches increasing the role of nurse practitioners providing TMS care, subject to compliance with applicable policy and regulatory frameworks.

“We believe this continued evolution in payer policy reflects a broader effort to remove structural barriers to proven mental health care options such as Deep TMS,” said Hadar Levy, Chief Executive Officer of BrainsWay. “Expanding the pool of qualified clinicians who can administer Deep TMS – especially in markets experiencing psychiatrist shortages – has the potential to improve access, reduce wait times, and help ensure that more patients can benefit from clinically proven, non‑pharmacologic treatment options,” concluded Mr. Levy.

BrainsWay believes that broader acceptance of nurse practitioner‑delivered TMS care may help address provider capacity constraints and support more timely access to treatment. The Company continues to engage with clinicians, payers, and policymakers to advance awareness of Deep TMS™ and its proprietary noninvasive neurostimulation platform which has received U.S. Food and Drug Administration clearance for multiple indications supported by pivotal clinical studies.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com